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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X       Form 40-F
                                       ---               ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes         No X
                                        ---       ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes         No X
                                        ---       ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes         No X
                                        ---       ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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


            ENDESA's Raised Net Income 22.9% in the First
                   Half of 2005 to Euro 956 Million


    NEW YORK--(BUSINESS WIRE)--July 27, 2005--ENDESA (NYSE:ELE)

    --  Strong net income growth in Europe (+78.4%) and Latin America
        (+200%).

    -- Solid performance of the business in Spain and Portugal in a difficult environment.

    -- Total contribution from these two businesses accounts for 45% of group EBITDA, underscoring ENDESA's importance as a multinational player and its favorable geographical diversified portfolio.

    --  Significant increase in total EBITDA (+10.9%) and EBIT
        (+11.1%).

    -- This increase in earnings is underpinned by significant growth in electricity output (+7.4%) and sales (+16.6%).

    -- ENDESA is the Spanish utility with the largest market share in total generation and total electricity sales.

    -- The impact of the drought in Spain was offset by its balanced generation mix: hydroelectric production fell by 31.8%, compared to 47.3% in the rest of the sector.

    -- ENDESA's coal-fired plants achieved an 89.4% availability rate, playing an essential role in meeting electricity demand in Spain.

    -- ENDESA is Spain's most efficient electricity company, with 25% lower fixed unit costs for mainland generation than the country's second operator.

    KEY FACTS AND FIGURES FOR 1H05

    SIGNIFICANT NET INCOME GROWTH IN ALL ELECTRICITY BUSINESSES

    -- The Spanish and Portuguese electricity business posted net income of Euro 679 million in the first half of 2005, an increase of 26.9%.

    -- Net income from the electricity business in Europe rose 78.4% to Euro 182 million.

    -- Net income from the electricity business in Latin America was Euro 114 million, an increase of 200% versus the first half of 2004.

    SIGNIFICANT RISE IN MAIN INCOME STATEMENT LINES

    --  The gross margin advanced 14.1% to Euro 4,220 million.

    --  EBITDA: was Euro 2,824 million, a 10.9% rise.

    --  EBIT grew 11.1% to Euro 1,969 million.

    -- Cash flow from operations totaled Euro 1,907 million, 15.9% higher than in 1H04.

    FURTHER IMPROVEMENT IN FINANCIAL POSITION

    -- At the end of the first six months, gearing stood at 142.4%, down from 149.6% at the beginning of the year.

    ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL

    Solid performance despite a severe drought and high fuel costs

    -- Net income from the electricity business in Spain and Portugal increased by 26.9% and accounted for 71% of ENDESA's total net income.

    -- EBITDA from the electricity business in Spain and Portugal grew 4.3% and EBIT 5.7%.

    -- High fuel costs, as a consequence of low rainfall levels and the costs deriving from the deficit of emission rights, coupled with limited growth in electricity tariffs (1.7%) produced an estimated shortfall in revenues from regulated activities in the sector of Euro 1,495 million.

    -- The effects of the drought and the rise in fuel costs have not hit ENDESA as hard as its peers, thanks to a more balanced generation mix.

    -- ENDESA's fixed unit costs for mainland generation in the period from January to June were 25% less than those estimated for the country's second ranked operator.

    Largest generator and top selling power company in the Spanish market

    -- ENDESA is once again the leading Spanish power company, with the largest share of the total generation market and total electricity sales.

    -- The Company met 93.9% of its Spanish demand from its own output giving it a clear competitive advantage over its rivals owing to its lower exposure to fluctuations in wholesale prices.

    -- ENDESA's mainland coal-fired plants achieved an 89.4% availability rate in the first six months of 2005, meeting the system requirements in order to cover the electricity demand in Spain.

    -- ENDESA Energia had 909,051 deregulated clients as of 30 June 2005, with sales to June increasing by 20.9% compared to the same period in 2004.

    -- Its retention rate for customers switching to the deregulated market is 89.1%, above the sector average.

    --  CO2 emission rights deficit in the first half totaled Euro
        99 million, corresponding to a deficit of 4.4 million tonnes.

    Significant improvement in quality of supply

    -- Average interruption time improved by 10% for markets supplied by ENDESA in the second quarter of 2005 and 26% in the last 12 months.

    -- Improvements have been even more impressive is some areas, such as the Balearic Islands and Catalonia, where supply interruptions were down by 36% and 23%, respectively, during the first six months of the year.

    Spain's biggest investing power company

    -- ENDESA invested Euro 956 million in Spain and Portugal in the first six months of 2005, of which Euro 891 million or 93.2% was capex.

    -- Euro 575 million of capex went to upgrading distribution facilities to increase quality and security of supply, in line with expected new retribution methodology for this activity that would consider the investment effort for each company as a relevant factor.

    -- Construction of an 800 MW CCGT plant in La Coruna, conversion to imported coal of group 4 at this plant and work at the 400MW Cristobal Colon CCGT have all advanced at a good pace during the first six months of the year.

    -- Additionally, in Spain new wind farms adding up to 163MW are in the construction phase, of which 96MW will be in operation before the end of the year.

    -- Besides, last May the Portuguese anti-trust authorities also gave the green light to ENDESA's acquisition of Finerge, with an installed capacity of 60 MW and another 260 MW under construction.

    -- Accomplishment of 2005-2009 New Capacity Plan will allow ENDESA to maintain its leadership position in the generation market in Spain during the entire period. Even considering the future Iberian electricity market (MIBEL), and in accordance with current projections, the Company will, at least, maintain 3 basic points of market share above the following generator.

    ELECTRICITY BUSINESS IN EUROPE

    Sharp increase in main income statement lines

    -- Net income from the electricity business in Europe increased by 78.4% and accounted for 19% of ENDESA's net income in the first half of 2005.

    -- EBITDA was Euro 453 million, a 66.5% rise on the first half of 2004, while EBIT rose 55.4% to Euro 331 million.

    Debt reduced by Euro 408 million

    -- Net debt for the electricity business in the rest of Europe at 30 June 2005 stood at Euro 1,715 million, compared to Euro 2,123 million at the beginning of the year, a decline of Euro 408 million or 19.2%.

    ENDESA Italia continues to perform well

    -- EBITDA from ENDESA Italia was Euro 363 million, 30.6% higher than in the first half of 2004, EBIT stood at Euro 295 million, a 34.7% increase.

    -- In May group 6 of the Tavazzano power plant, converted to combined cycle, began test operations.

    -- The Company has signed an agreement to build and operate the Livorno Terminal (Tuscany), which will enable it to acquire up to 25% of the project's owner, thereby providing ENDESA Italia with over 2 bcm of regasification capacity.

    -- The Royal Decree granting ENDESA Italia the right to receive Euro 169 million in stranded costs was signed on 23 June.

    Snet: Progress on implementing the Industrial plan and dividends payment

    -- ENDESA has continued with its plan to unlock the value of its stake in Snet by merging Snet's three operators (Setne, Setcm and Snet itself). During the third quarter, it is worthy to mention the agreement signed with Ecofin Ltd. to sell its stake in power generator Sechilienne-Sidec for Euro 103 million, as well as the agreement to pay an interim dividend of Euro 21 million.

    -- In addition, the French generator has been granted permission to being construction of the Lehaucourt wind farm, which will have total installed capacity of 9.2 MW.

    ELECTRICITY BUSINESS IN LATIN AMERICA

    Leveraging economic recovery: net income up 200% and strong growth in EBITDA and EBIT.

    -- ENDESA's Latin American operations recorded a 200% increase in net income in the first six months of 2005, contributing 11.9% to the Company's total net income.

    -- EBITDA from electricity business in Latin America grew by 8.9% and EBIT 7.9% versus the same period of year 2004.

    -- ENDESA companies were able to profit from the economic recovery and organic growth in these markets, raising output and sales by 4.8% and 4.9%, respectively.

    Tariff revisions

    -- Over the past eighteen months, ENDESA's Latin American distribution companies have successfully gone through the tariff revisions, leaving only Edelnor (Peru) to be closed during this year.

    -- On June 17, the Argentinean government and Edesur reached an agreement within the framework of the renegotiation of the concession contract. This agreement includes, among other things, a 15% average tariff increase for industrial and commercial customers since November 2005 and the Integral Tariffs Revision, slated for November 2006, that will set the company's definitive regime for the following 5 years.

    Optimization of Organizational Structure

    -- ENDESA has initiated the incorporation of a holding company in Brazil and is studying the restructuring of its Peruvian generation business in order to optimize its organizational structure as well as its position for future business development in these countries.

    New capacity development

    -- A contract to convert to CCGT the second gas turbine of Etevensa (Peru) has been signed during the first half of the year with, altogether, the conversion into CCGT of the first turbine, expected by 2006, will imply a total capacity of 500 MW for this facility.

    -- On June 1st, Santa Rosa unit 7 has started operations after natural gas conversion.

    -- ENDESA Chile has agreed the construction of 377 MW San Isidro II CCGT and already started the construction of 32MW Palmucho hydro facility.

    TELECOMS

    The orderly sale of the Auna stake continues

    -- In the second quarter of the year, ENDESA and Auna's other core shareholders proceeded with the orderly divestment process.

    -- Through a complementary press release the Company will inform about the latest news on this process.

    CONSOLIDATED RESULTS

    Strong growth in net income: +22.9%

    ENDESA reported net income of Euro 956 million in the first half of 2005, a rise of 22.9% on the same period of 2004.
    Earnings per share grew by 22.1% to Euro 0.90 over the same period.


NET INCOME
----------------------------------------------------------------------
                          Euro       % Chg    % of total  % of total
                        million     vs 1H04     NI 1H04     NI 1H05
----------------------------------------------------------------------
Spain and Portugal            679       +26.9        68.8        71.0
----------------------------------------------------------------------
Rest of Europe                182       +78.4        13.1        19.0
----------------------------------------------------------------------
Latin America                 114      +200.0         4.9        11.9
----------------------------------------------------------------------
Other businesses              (19)     (118.4)       13.2        (2.0)
----------------------------------------------------------------------
TOTAL                         956        22.9       100.0       100.0
----------------------------------------------------------------------


    All the company's electricity businesses recorded strong growth in net income, with increases of 26.9% for Spain and Portugal, 78.4% for Europe and 200.0% for Latin America.
    The distribution of net income by business is balanced, confirming the economic sense of the geographical diversification strategy pursued by ENDESA.
    1H05 results assume the recovery of the amounts contributed to finance the tariff deficit in Spain, around Euro 1,495 million of which Euro 660 million correspond to ENDESA.
    The Company has booked this amount following the same accounting criteria as the rest of the industry. Not considering the deficit as revenue, ENDESA's net income would be Euro 527 million, 23% lower on January-June 2004.

    Strong growth in generation (+7.4%) and electricity sales (+16.6%)

    The rise in net income was driven by strong growth in generation (+7.4%) and total electricity sales (+16.6%). The increase under both these headings was particularly strong in ENDESA's European market outside Spain and Portugal.


GENERATION AND ELECTRICITY SALES
----------------------------------------------------------------------
                             Generation                Sales
----------------------------------------------------------------------
                          GWh      % Chg vs       GWh      % Chg vs
                                      1H04                    1H04
----------------------------------------------------------------------
Spain and Portugal         46.642        (2.2)     49.655         4.3
----------------------------------------------------------------------
Rest of Europe             16.967        56.1      23.921        84.9
----------------------------------------------------------------------
Latin America              28.416         4.8      27.101         4.9
----------------------------------------------------------------------
TOTAL                      92.025         7.4     100.677        16.6
----------------------------------------------------------------------


    The fall in generation in Spain was due to the temporary shutdown of some plants in 2Q, mainly as a result of inspection, maintenance and/or reconversion work.
    Generation rose sharply in Europe (+56.1%) due largely to a 6.4% increase in generation at ENDESA Italia now that its repowering programme is nearing completion, plus the contribution from ENDESA's French subsidiary Snet, which was not yet fully consolidated in the first half of 2004.
    In Latin America the growth in generation (+4.8%) reflects higher utilisation rate to meet rising demand, along with contributions from the Ralco hydro plant in Chile and the newly converted open cycle gas generator at Etevensa in Peru, both of which came on-stream towards the end of 2004.

    Generation/sales balance

    ENDESA was able to generate 91.4% of all its electricity sales in the first quarter of 2005. This balanced situation should considerably reduce risk in its electricity business.
    The generation/sales balance was particularly healthy in the Spanish market, where ENDESA generated 93.9% of the electricity it sold in the first half of 2005.
    Active management of the generation/sales balance reduces the company's strategic exposure to fluctuations in wholesale prices, particularly important at the present times high prices.

    Revenues comfortably cover costs

    Total electricity sales amounted to Euro 8,256 million, up 27.4% over the first half of 2004.
    The increase was greater by value than by volume, as prices were raised to offset the increase in costs.
    The growth in revenues covered both fuel costs, which were up by 34.8% on the first half of 2004, and the cost of CO2 emission rights.

    Significant growth for Gross margin, EBITDA and EBIT

    As revenues more than kept pace with rising costs the company reported rises in gross margin (+14.1%), EBITDA (+10.9%) and EBIT
(+11.1%).


                             Gross margin     EBITDA         EBIT
----------------------------------------------------------------------
                              Euro  % Chg  Euro  % Chg   Euro  % Chg
                             million  vs  million  vs   million  vs
                                     1H04          1H04          1H04
----------------------------------------------------------------------
Spain and Portugal            2,411   7.6  1,545    4.3  1,045    5.7
----------------------------------------------------------------------
Rest of Europe                  614  73.9    453   66.5    331   55.4
----------------------------------------------------------------------
Latin America                 1,194  12.9    831    8.9    598    7.9
----------------------------------------------------------------------
Other businesses                  1 (98.0)    (5)(116.7)    (5)(131.3)
----------------------------------------------------------------------
TOTAL                         4,220  14.1  2,824   10.9  1,969   11.1
----------------------------------------------------------------------


    As already pointed out, net income for 1H05 reflects the recovery of the amounts paid out to finance the deficit in revenues from regulated activities in Spain.

    Financial results: improvement of 19.8%

    ENDESA reported negative financial results of Euro 475 million for the first half of 2005, a 19.8% improvement on the same period of 2004.
    Net financial expense came in at Euro 536 million, down by 9.2% or Euro 54 million.
    The average cost of all ENDESA financial debt was 5.45% in the first half of 2005. Stripping out Enersis Group debt, it stood at 4.12%.

    Asset disposal: 287 million

    The strategy of divesting assets resulted in disposals totaling Euro 287 million in the first half of 2005, generating a gross capital gain of Euro 123 million.
    In accordance with this policy, ENDESA and Auna's other two key shareholders continued with the orderly divestment of their stakes in this Spanish telecoms operator, a process begun in April.

    Cash flow: up by 15.9%

    ENDESA generated operating cash flow of Euro 1,907 million in the first half of 2005, a rise of 15.9% compared with the same period of 2004.
    Cash flow rose sharply in all the company's electricity businesses, especially in Europe and Latin America.


CASH FLOW
----------------------------------------------------------------------
                                                    Euro    % Chg vs
                                                    million    1H04
----------------------------------------------------------------------
Spain and Portugal                                    1,047      16.7
----------------------------------------------------------------------
Rest of Europe                                          347      39.9
----------------------------------------------------------------------
Latin America                                           542      19.4
----------------------------------------------------------------------
Other businesses                                        (29)   (163.0)
----------------------------------------------------------------------
TOTAL                                                 1,907      15.9
----------------------------------------------------------------------


    Investment of Euro 1,396 million, 68.5% in Spain

    Total investment by ENDESA amounted to Euro 1,396 million in the first half of 2005.
    Of this amount, Euro 1,275 million was in capex and the remaining Euro 121 million in financial investments.
    ENDESA is also required to contribute Euro 660 million to covering the deficit financing in revenues from regulated activities in Spain. At 30 June 2005, ENDESA had paid out Euro 182 million under this heading.

    Financial structure: gearing continues to fall

    ENDESA's net debt was Euro 19,766 million at 30 June 2005, Euro 1,068 million higher than at the beginning of the year.
    Of this rise, Euro 658 million was due to the euro's depreciation vis-a-vis other currencies in which ENDESA's debt - and that of its subsidiaries, mainly Enersis - is denominated.

    The breakdown of debt by business line is as follows:


ENDESA NET DEBT BY BUSINESS LINE
----------------------------------------------------------------------
                                       Euro million
----------------------------------------------------------------------
                               30-06-05  01-01-05     Change  % Chg
----------------------------------------------------------------------
Spain and Portugal electricity
 business                        10,441     9,586       855       8.9
----------------------------------------------------------------------
Europe electricity business       1,715     2,123      (408)    (19.2)
 - ENDESA Italia                  1,214     1,293       (79)     (6.1)
 - Other                            501       830      (329)    (39.6)
----------------------------------------------------------------------
Latin America electricity
 business                         5,940     5,350       590      11.0
 - Enersis Group                  4,727     4,081       646      15.8
 - Other                          1,213     1,269       (56)     (4.4)
----------------------------------------------------------------------
Other businesses                  1,670     1,639        31       1.9
----------------------------------------------------------------------
TOTAL                            19,766    18,698     1,068       5.7
----------------------------------------------------------------------


    Its structure by currency and interest rate was as follows:


STRUCTURE OF ENDESA NET DEBT
----------------------------------------------------------------------
                    ENDESA          Enersis Group         Total
                 and direct                            ENDESA Group
                 subsidiaries
----------------------------------------------------------------------
              Euros Mn  % /total  Euros Mn % /total Euros Mn % /total
----------------------------------------------------------------------
Euro            14,533        97         3        -   14,536       74
----------------------------------------------------------------------
Dollar             506         3     2,467       52    2,973       15
----------------------------------------------------------------------
Other
 currencies          -         -     2,257       48    2,257       11
----------------------------------------------------------------------
Total           15,039       100     4,727      100   19,766      100
----------------------------------------------------------------------
Fixed           10,368        69     4,062       86   14,430       73
----------------------------------------------------------------------
Hedged           1,805        12       445        9    2,250       11
----------------------------------------------------------------------
Variable         2,866        19       220        5    3,086       16
----------------------------------------------------------------------
TOTAL           15,039       100     4,727      100   19,766      100
----------------------------------------------------------------------
Avg. life
 (years)               5.22                5.74              5.35
----------------------------------------------------------------------


    The average life of the ENDESA Group's debt was 5.35 years in the first half of 2005.
    ENDESA enjoys a high degree of protection against interest rate risk, since 84% of all its debt is either fixed-rate or hedged.
    The cash and cash equivalents held by ENDESA in Spain and its direct subsidiaries totaled Euro 5,769 million at 30 June 2005, including Euro 4,788 million available under undrawn, unconditional credit lines (Euro 2,788 million) and the syndicated loan transaction completed on April 22, 2005_(Euro 2,000 million).
    These balances are sufficient to cover maturities falling due in the next 17 months for this group of companies.
    The cash and cash equivalents held by the Enersis group totaled Euro 673 million at 30 June 2005, covering debt maturities for the next 13 months.
    At 30 June 2005, ENDESA's net assets were Euro 13,884 million, an increase of Euro 1,386 million since the start of the year.
    This increase lowered ENDESA's gearing to 142.4% at 30 June 2005, from 149.6% at the start of the year.
    Finally, at 27 July 2005, ENDESA's debt had long-term credit ratings of A from Standard & Poor's and Fitch and A3 from Moody's.

    Telecoms: Auna divestment process

    ENDESA and Auna's other core shareholders are proceeding with the orderly divestment process begun this year.
    As a result, from April 2005 and pursuant to IFRS 5, ENDESA records the Auna stake as "assets held for sale" and no longer makes an equity-accounted adjustment.
    At 30 June 2005, ENDESA's 32.7% stake in AUNA had a book value of Euro 1.075 million, much lower than the current market value of the stake according to consensus estimates.
    Through a complementary press release the Company will inform about the latest news on this process.
    Regarding the Chilean mobile company Smartcom made a negative contribution of Euro 2 million to ENDESA's net income in the first half of the year. Turnover exceeded Euro 105 million and EBIT was Euro 23 million as of June 30, 2005.
    Smartcom ended June with more than 1.7 million customers.

    Creation of Bolonia Real Estate

    During the third quarter, ENDESA approved the creation of Bolonia Real Estate company to handle various real estate assets such as old production plants, mines and distribution facilities which are either already inactive or will be in a short period of time.
    These real estate assets amount to more than 40 million sq. meters and have an attractive market value.

    Progress with 2005-2009 Strategic Plan

    ENDESA has made significant progress in accomplishing its 2005-2009 Strategic Plan goals during the first half of 2005:

    --  Leadership in Spain

        -- Solid performance above the rest of its competitors in a challenging context of low rainfall and high fuel costs.

        --  Highest market share in output in the ordinary system
            (38.8%) and sales to end customers (39.9%).

        --  Progress, at a good pace, of the New Capacity Plan:

            --  Start of operations of 325 MW Puentes group 4 (La
                Coruna) after its conversion into imported coal.

            -- Construction continues of the 400 MW Cristobal Colon CCGT in Huelva.

            -- Construction continues at the 800MW Puentes plant which will be operational in 2007.

            -- Construction continues at the new wind farms with a total capacity of 163MW, of which 96MW will be in operation during this year.

        -- Accomplishment of 2005-2009 New Capacity Plan will allow ENDESA to maintain its leadership position in the generation market in Spain during the entire period. Even considering the future Iberian electricity market (MIBEL), and in accordance with current projections, the Company will, at least, maintain 3 basic points of market share above the following generator.

        -- Spain's largest investments in distribution (Euro 575 million between January-June 2005) in line with the expected better remuneration methodology for this activity based on the companies' investment effort and the increase in quality and security of supply.

        -- Well positioned to take advantage from the opportunities arising from the Regulatory framework review.

    --  Relevance of businesses other than Spain and Portugal.

        -- Electricity businesses outside Spain accounts for 45% of total EBITDA, which confirms ENDESA as the only multinational Spanish utility underscoring its favorable geographical diversified portfolio.

    --  Growth and Profitability in Europe

        -- Excellent performance in Europe with strong growth at net income level (+78.4%), EBITDA (+66.5%) and EBIT (55.4%).

        -- ENDESA Italia's Repowering ahead of schedule with completion of reconversion of the group 3 Ostiglia CCGT and group 6 of Tavazzano during the first half of the year.

        -- During the first six months of the year, ENDESA Italia and Snet agreed dividend payment in the amount of Euro 102 million and Euro 21 million respectively.

        -- Ability to confront appealing growth opportunities that may arise.

    --  Growth and Profitability in Latin America

        -- Leveraging economic recovery which results in a positive trend of the net income (+200%), EBITDA (+8.9%) and EBIT (+7.9%) underscoring the business capability to add value.

        -- Optimization of the Organizational structure in Brazil and further analysis in Peru in order to take advantage from opportunities arising from these existing platforms.

        -- Significant margin improvement for generation and distribution as a result of the tariff revisions.

        --  New capacity development in Peru (Etevensa II and Santa
            Rosa) and Chile (San Isidro II and Palmucho).

        -- Dividend payments from ENDESA Internacional (Euro113 million), Enersis (euro 20 million) and ENDESA Chile (Euro 50 million).

    --  Telecoms

        --  Orderly sale of the Auna stake.

    RESULTS BY BUSINESS LINE

    ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL

    Key operational and regulatory facts for 1H05

    High operating efficiency

    In the first half of 2005, ENDESA maintained its leading position on the Spanish electricity market, with a market share of 38.8% in generation, 42.6% in distribution, 36.1% in sales to end customers in the liberalized market and 39.9% in total sales to end customers.
    Output in Spain totaled 46,642 GWh, 2.2% lower than in the first half of 2004, since the first six months of 2005 were characterised by low rainfall. At the same time ENDESA was also hit by downtime at its plants in Puentes, undergoing conversion, and Vandellos, due to technical reasons.
    ENDESA remains the most efficient Spanish utility, with fixed unit costs for mainland generation around 25% lower than those estimated for the country's second operator.

    New Capacity under construction

    The Company is making progress with its 2005-2009 New Capacity Program to build 7,200 MW of additional capacity, of which 71.7% will be in CCGT and renewables/CHP.
    The construction of an 800 MW CCGT plant at Puentes (La Coruna), the conversion of group 4 to imported coal at the same site, and the construction of the 400 MW Cristobal Colon CCGT plant in Huelva, all advanced at a good pace in the first half of 2005. For this reason, ENDESA expects to comply with the scheduled dates, that is to say, the conversion of the Puentes group in the coming weeks, the Cristobal Colon CCGT in 2006 and the Puentes CCGT in 2007.
    Additionally, new wind farms adding up to 163 MW are in the construction phase, of which 96 MW will be operational before the end of this year.
    The work carried out should in principle allow the plants to come on-stream at the scheduled dates.
    Besides, the Portuguese anti-trust authorities also gave the green light to ENDESA's acquisition of Finerge in the second quarter of 2005. Finerge has installed capacity of 60 MW, with another 260 MW under construction. The acquisition will be formally closed in the next few months.

    High growth rates in ENDESA's distribution markets

    ENDESA's demand was 55,050 GWh, 7.1% higher than in the first half of 2004, showing once again their high growth potential.
    ENDESA increased the number of regulated customers in 238,671 compared to the same period in the previous year. Regarding the liberalized customers, they amounted to 909,051 at the end of the first half.

    Improvement in quality of service

    Under this environment of high demand growth ENDESA's quality of supply improved further in the first half of 2005, extending the trend seen throughout 2004. This improvement was essentially due to the heavy investment in distribution and operating improvements carried out over the last few years.
    Average interruption time in its Spanish markets improved by 11% in the second quarter of 2005 versus the year-ago period, despite adverse weather conditions. The improvement was 26% on a rolling 12-month basis.
    In some areas improvements were even more impressive. In the Balearic Islands and Catalonia, for instance, the average interruption time fell by 36% and 23%, respectively, in the first half.
    As regards customer services, ENDESA's retention rate for customers switching to the deregulated market was 89.1%, higher than the average for other companies in this sector, reflecting a high degree of loyalty towards the company.

    Regulation for non-mainland generation systems

    On the regulation front in Spain, progress was made in the first half of 2005 towards defining the compensation payable for the extra generating costs incurred in the island and other non-mainland systems.
    The guarantee of a satisfactory return on this business will benefit ENDESA, since it is still the only operator supplying electricity to these electricity systems; no other companies have yet taken any real steps to enter these markets as of yet.

    Net income up 26.9%

    Net income from the electricity business in Spain and Portugal totaled Euro 679 million in the first half of 2005, an increase of 26.9% with respect to the same period of 2004.
    This figure represents 71.0% of ENDESA's total net income. ENDESA sold non-core Spanish electricity assets totaling Euro 91 million in the first half of 2005, booking a gross capital gain of Euro 81 million.
    The business in Portugal, carried under the equity method, contributed Euro 6 million to net income.

    EBIT: Euro 1,045 million (+5.7%)

    EBIT from the electricity business in Spain and Portugal amounted to Euro 1,045 million in the first half of 2005, up 5.7% on the same period in 2004.
    Sales were up by 26.1% to Euro 4,040 million, largely due to a rise in volumes and higher selling prices to end customers, together with higher wholesale prices and the booking of higher estimated compensation for extra costs incurred in the non-mainland systems, in line with the latest regulation draft.
    The increase in sales was sufficient to offset the impact of higher costs derived largely from a rise in fuel prices and volumes, the net cost of the CO2 emission rights deficit and the greater maintenance expenses of the distribution grid.
    As a result, the gross margin and EBITDA rose by 7.6% and 4.3% respectively.
    Low rainfall, high fuel costs and the cost of meeting the CO2 emission rights deficit meant that generation pool prices were high.
    Given the limited increase in the electricity tariff, just 1.7%, the sector incurred in a deficit of revenues from regulated activities estimated at Euro 1,495 million of which ENDESA's contribution is estimated around Euro 660 million. The Company has booked this amount following the same accounting criteria as the rest of the industry. Not considering the deficit as revenue, ENDESA's net income from Spain and Portugal electricity business would be down 53.3%.
    The effects of low rainfall and higher fuel costs were smaller in the case of ENDESA, as the Company enjoys a more balanced generation mix than its competitors and has managed to keep rising costs under control thanks to its fuel management policy.
    The table below shows the breakdown of EBIT main components for ENDESA's electricity business in Spain and Portugal.

    Revenues: up by 32.3%

    Revenues totaled Euro 4,322 million in the first half of 2005, 32.3% higher than in 1H04.
    Of this amount, sales accounted for Euro 4,040 million, up 26.1% with respect to the first half of 2004.


SALES IN SPAIN AND PORTUGAL
----------------------------------------------------------------------
                                       Euro million
----------------------------------------------------------------------
                                 1H05      1H04   Change      % Chg.
----------------------------------------------------------------------
Mainland generation under ordinary regime:
----------------------------------------------------------------------
Supply to customers in
 deregulated market                 756       596       160      26.8
----------------------------------------------------------------------
Supply to regulated customers     1,477       923       554      60.0
----------------------------------------------------------------------
Generation in renewables/CHP
 (a)                                 93                  93       N/A
----------------------------------------------------------------------
Regulated revenues from
 distribution                       802       776        26       3.4
----------------------------------------------------------------------
Non-mainland regulated
 generation                         608       435       173      39.8
----------------------------------------------------------------------
Coal CTC                             10        42       (32)    (76.2)
----------------------------------------------------------------------
Technological CTC                             158      (158)      N/A
----------------------------------------------------------------------
Supply to deregulated clients
 outside Spain                      113        82        31      37.8
----------------------------------------------------------------------
Regulated revenues from gas
 distribution                        20        20         0       0.0
----------------------------------------------------------------------
Gas supply                          141        65        76     116.9
----------------------------------------------------------------------
Other                                20       108       (88)    (81.5)
----------------------------------------------------------------------
TOTAL                             4,040     3,205       835      26.1
----------------------------------------------------------------------

(a) In the first half of 2004 these sales amounted to Euro 57 million, recorded under "other businesses".


    Mainland generation

    Electricity demand in the Spanish mainland system as a whole rose by 7.5% in the first half of 2005. Ordinary regime generation increased by 3.2%, while renewables/CHP output was up by 14.5%.
    ENDESA's mainland electricity output totaled 40,038 GWh over the same period, 3.5% lower than in the first half of 2004.
    The second quarter of 2004 was characterized by two unusual factors: a breakdown at the Vandellos plant, and downtime at the Puentes plant due to conversion work underway at group 4, which is almost finished.
    Of this total output, 39,030 GWh of total output corresponded to electricity generated under the ordinary regime and sold on the wholesale market, 3.7% down on the first half of 2004.

    Comparative advantage of ENDESA's generation mix

    Changes in the structure of ENDESA's ordinary regime mainland production and that of the rest of the sector between the first half of 2004 and the same period of 2005 reflect the strength of the Company's generation mix and its greater stability in the event of sudden changes in normal rainfall rates in Spain. ENDESA's hydro output fell by 31.8%, compared to a 47.3% decline for the rest of the sector, while thermal production in the sector rose by 44.5% versus an increase of just 12.5% in the case of ENDESA.
    It is worth highlighting that this different evolution of ENDESA's thermal output and that of the rest of the sector occurred within a context of just a 3.2% increase in the generation ordinary regime.

    Essential contribution of coal plants

    The importance of ENDESA's coal-fired plants in meeting demand was highlighted by the low levels of rainfall seen in the first half of 2004.
    The availability rate at these plants reached 89.4% in this period which, despite new capacity based on CCGT and renewables already added to the system, shows that coal power plants remain clearly essential to meet the country's electricity demand needs.
    During the first six months of the year, all mainland coal power plants represented 36.9% of ordinary regime generation.
    Specifically, ENDESA's coal power plants output was sufficient met 14.7% of mainland demand.

    Increase of ENDESA's sales to the wholesale market

    ENDESA's sales to the pool totaled Euro 2,412 million, 76.3% higher than in the first half of 2004 as a result of an 81.0% rise in the average pool price, including the capacity payment.
    This rise in the average pool price was due to higher fuel prices and the cost of meeting the CO2 emission rights deficit, together with the effects of the drought, which led to very limited use of hydroelectric plants.
    In absolute terms, the average pool price for the period including capacity payments was Euro 55.91 per MWh, vs. Euro 30.89 per MWh in 1H04.
    ENDESA's supply subsidiary acquired energy from the pool for an amount of Euro 935 million, offset by the energy sold to the pool. The time bands were the same in both cases, and the purchase price therefore matched the selling price.
    Amounts deriving from these sales to the pool are neutralised with purchases made by the supply subsidiary. The pool sales recorded in the consolidated income statement for the first half of 2005 therefore totaled Euro 1,477 million.

    Output of ENDESA's renewables/CHP sites

    Renewable/CHP subsidiaries fully consolidated by ENDESA generated 1,008 GWh in the first half of 2005, mainly by tapping renewable energies (4.4% more than in the same period in 2004). ENDESA also has holdings in other renewable/CHP companies, which generated 2,018 GWh in the first half.
    Revenues from sales of renewable/CHP energy generated by consolidated companies totaled Euro 93 million, 63.2% more than in the first half of 2004.
    EBIT on these revenues amounted to Euro 42 million, fully recorded under the Spain and Portugal business.
    In the first half of 2004, EBIT on renewable/CHP energy sales had totaled Euro 20 million, recorded under "Other Businesses". Consequently, EBIT on ENDESA's renewable/CHP generation was up by 110.0% in the first half of 2005 with respect to the same period in 2004.

    Supply to deregulated customers

    ENDESA had 909,051 deregulated customers at 30 June 2005, out of which, 1,702 are customers from other European liberalized markets outside Spain.
    It sold these customers a total of 17,535 GWh in the first half of the year, 20.9% more than in the same period of 2004. Of this amount, 15,472 GWh were sales in the Spanish liberalized market, up 21.9% over the same period of year 2004 and 2,063 GWh were sales in other European liberalized markets, a 14.3% increase.
    Revenues from supply to deregulated customers in Spain totaled Euro 756 million, a 26.8% increase on the first half of 2004.
    Of this increase, 21.9% corresponded to the rise in GWh sold and 8.7% to the increase in the average selling price, including tolls.
    Regarding the deregulated customers outside Spain, revenues totaled Euro 113 million, a 37.8% increase on the first half of 2004.

    Distribution

    ENDESA distributed 49,830 GWh of electricity in the Spanish market in the first half of 2005, a 6.2% increase on the same period of 2004.
    Revenue on regulated distribution totaled Euro 802 million, 3.4% higher than in the same period of 2004.
    This slight rise does not reflect the investment effort, and also the operational and maintenance work, required to increase the security and quality of supply.
    Consequently, in order to attain an objective shared by all players in the electricity market, and in whose pursuit ENDESA is playing a particularly significant role (having invested Euro 567 million in the first half of 2005), the new regulation related to distribution must recognise this effort via adequate remuneration.
    ENDESA supplied 32,120 GWh to customers on the regulated market. In accordance with IFRS, however, its turnover on this business was not booked as revenue, as the only distribution revenue is the regulated margin. The rest of the turnover merely corresponds to costs incurred and passed on.

    Non-mainland regulated generation

    ENDESA's 1H05 output in non-mainland systems was 6,604 GWh, 6.5% more than in the same period of 2004. Sales totaled Euro 608 million, an increase of 39.8%.
    Royal Decree 1747/2003 governing island and other non-mainland electricity systems recognises that generation in these systems is subject to higher costs than on the mainland, owing to the larger reserve margin required, the extra cost of the specific technologies used and the higher fuel costs.
    This Decree lays down the general principles that must be applied to determine the compensation in respect of these factors. The exact methodology for quantifying this compensation is still being developed, although a draft Ministerial Order has now been prepared by the Industry Ministry.
    ENDESA's 1H05 accounts include revenue of Euro 51 million in addition to the compensation envisaged in the 2005 electricity tariff. This amount has been calculated by applying the methodology set out in the draft regulation mentioned above.
    No additional sum was included for previous years over and above the figure recorded at end-2004, pending the definitive regulatory order to be issued in the next few months.

    Technological CTCs and deficit on regulated revenues

    As already mentioned, in the first half of 2005 regulated revenues were not sufficient to offset system costs, leaving an estimated deficit of Euro 1,495 million.
    According to the provisions of Royal Decree Law 5/2005 of 11 March, ENDESA must contribute 44.16% of the total amount of this deficit (Euro 660 million).
    In the opinion of ENDESA's legal advisers, and taking into account the legal nature of and background to this financing, as well as legal precedent, the Company is entitled to full recovery of the sums contributed. The government must however establish a specific procedure for the return of these sums, as it did in 2002.
    The Spanish Energy Industry Association (UNESA) and all its members also support this standpoint. For this reason, ENDESA's accounts at 30 June 2005 include a financial asset of Euro 660 million to reflect its right to recover the amounts contributed in relation to the regulated revenues deficit.
    In the first half of 2004, ENDESA'S technological CTC revenues totaled Euro 158 million.

    Gas distribution and supply:

    ENDESA sold 10,814 GWh of gas in the first half of 2005, through companies included in the consolidated ENDESA group, a 62.5% increase on the same period in 2004.
    Of this amount, 9,145 GWh were sold on the deregulated market, an increase of 83.5%, and 1,669 GWh on the regulated market, a similar amount to that sold in the first six months of last year. In addition 659 GWh of total sales correspond to companies that are not fully consolidated given their scant contribution to the Group total must be added to the previous figure.
    Consequently, total sales in the regulated market amounted to 2,328 GWh, up 2.5% vs. 1H04.
    The 11,473 GWh sold in both markets, together with the 10,690 GWh consumed by ENDESA's generation plants, amount to a total of 22,163 GWh, implying an 11.6% share of the Spanish natural gas market.
    Revenues from gas sales in the deregulated market in the first half of 2005 totaled Euro 141 million, implying an increase of Euro 76 million on the same period in 2004.
    Revenues from regulated gas distribution amounted to Euro 20 million, the same as in the first six months of last year.

    Other operating revenues

    Other operating revenues in 1H05 totaled Euro 282 million, up Euro 219 million on 1H04.
    Included under this heading is Euro 197 million, corresponding to that part of the CO2 emission rights assigned to ENDESA for emissions made in the first six months of the year, which are recorded as revenue.
    This revenue is recorded at the market price for emission rights at the start of 2005 for those emissions assigned to cover the Spanish mainland and at the average price for the year for those non-mainland emissions.

    Operating expenses

    The breakdown of operating expenses in the Spanish and Portuguese business is as follows:


OPERATING EXPENSE IN SPAIN AND PORTUGAL
----------------------------------------------------------------------
                                       Euro million
----------------------------------------------------------------------
                               1H 2005   1H 2004    Change    % Chg
----------------------------------------------------------------------
Purchases and services            1,911     1,028       883      85.9
----------------------------------------------------------------------
Energy purchases                    464       203       261     128.6
----------------------------------------------------------------------
Fuel consumption                    921       661       260      39.3
----------------------------------------------------------------------
Power transmission expenses         109        86        23      26.7
----------------------------------------------------------------------
Other supplies and services         417        78       339     434.6
----------------------------------------------------------------------
Personnel expenses                  442       396        46      11.6
----------------------------------------------------------------------
Other operating expenses            488       426        62      14.6
----------------------------------------------------------------------
Depreciation and amortization       500       492         8       1.6
----------------------------------------------------------------------
TOTAL                             3,341     2.342       999      42.7
----------------------------------------------------------------------


    Power purchases

    Power purchases in the period rose 128.6% to Euro 464 million. The main cost under this heading relates to gas purchases for supply to deregulated customers, which has risen 137.7% due to the 83.5% increase in such sales and the rising price of gas.
    The rest corresponds to power purchases for deregulated customers outside Spain, which rose in line with sales; to power purchases for pumping activities in hydroelectric plants, and to carry out operations on the wholesale generation market. This increase in power purchases is linked to the 81.0% rise in the average pool price.

    Fuel consumption

    Fuel consumption amounted to Euro 921 million in the first half of 2005, an increase of 39.3% vs. the same period in 2004.
    This increase is due to the rise in the fuel-oil production (higher unit costs than other technologies) caused by the drought in place and to a 40.2% increase in the unit cost of imported coal, even though ENDESA paid below-market prices thanks to its active fuel purchase management policy.
    It is worth highlighting here that a large part of the increase in unit fuel cost results from a transitory deterioration in the generation mix due to low rainfall and not to the rise in fuel prices.

    Other supplies and services

    Expenses under this heading totaled Euro 417 million, up Euro 339 million vs. the same period in 2004.
    This increase was due to booking Euro 296 million as expenses from emission rights required to cover the CO2 emissions made in the first half of the year, which totaled 25.6 million tonnes, of which 20.1 million tonnes for the mainland and 5.5 million tonnes for non-mainland emissions.

    Expenses for mainland emissions were valued as follows:

    -- For the part of these emissions covered by freely assigned emission rights, at the same price at which the revenues are booked, i.e. the market price at the start of 2005.

    -- For the part of these emissions covered by rights acquired in the market, the expense is recorded at the price paid for these rights.

    -- The part of these emissions for which ENDESA does not own rights was recorded at the market price of these rights as of 30 June 2005, Euro 24.88 per tonne.

    As non-mainland was granted with enough emissions rights, an expense was recorded for those made in the first half of this year, calculated at the average price of these rights during this period, which was the same amount as the revenue recorded for freely assigned emission rights.
    The net effect of revenues and expenses booked in 1H05 to cover CO2 emissions was Euro 99 million, corresponding to an estimated rights deficit of 4.4 million tonnes.

    Personnel expenses

    At 30 June 2005, the workforce in Spain and Portugal totaled 12,766, down 1.0% on 2004 year-end.
    Personnel expenses amounted to Euro 442 million in 1H05, an increase of 11.6% vs. the same period in 2004. This rise derived from headings other than regular wages.
    In the first half of this year, an extra Euro 34 million in extra provisions were recorded to cover future pension or early-retirement commitments, mainly to offset the effects of higher real inflation in this period than that envisaged in the actuarial studies used to calculate this liability at the close of 2004. In 2004, this factor was only recorded at year-end.
    Stripping out these provisions, personnel costs rose 3.6%.

    Other Fixed Operating Expenses

    Other Fixed Operating Expenses totaled Euro 488 million in 1H05, an increase of Euro 62 million with respect to 1H04.
    This increase was due mainly to the cost of operating and maintaining the distribution grid, the start up costs of the new generation capacity on the Spanish islands, and to the inclusion of the renewables/CHP business, which includes expenses of Euro 15 million under this heading.

    Net financial expenses: 16.1% lower

    ENDESA reported a financial result for the first half of 2005 of Euro 237 million. Of this amount, Euro 229 million corresponds to net financial expenses. This included Euro 30 million for the cost of preferred shares, which are considered as debt in the 2005 accounts, and therefore is recorded as financial expenses.
    As regulation IAS 32 was not applied last year, in 1H04, these preferred shares were booked as minority interests and not as financial debt.
    On a like-for-like basis, net financial expenses decreased by Euro 74 million in 1H05, i.e. 24.4%.
    As of 30 June 2005, net debt in the Spain and Portugal business stood at Euro 10,441 million, up from Euro 9,586 million at the start of this year. This rise can be explained by the Euro 182 million paid in 1H05 to finance the tariff deficit, and the major distribution investment made in the period as part of ENDESA's Quality Excellence Plan.

    Equity-accounted income: Euro 21 million

    Equity-accounted income for ENDESA's electricity business in Spain and Portugal business was Euro 21 million. This heading includes Euro 6 million of income from subsidiaries in Portugal and Euro 8 million from renewables/CHP generation subsidiaries.
    In 1H04, this income was recorded under the European business and Other Businesses headings, for the amount of Euro 9 million and Euro 7 million, respectively.

    Asset disposals: Euro 81 million in capital gains

    In the first half of 2005, ENDESA sold Euro 91 million worth of non-core electricity assets from its business in Spain and Portugal, posting capital gains of Euro 81 million.
    Among them we highlight the sale of land in Palma de Mallorca where GESA's headquarters were formerly located, for Euro 73 million, providing capital gains of Euro 65 million, once expenses related to the sale were deducted.

    Cash flow: Euro 1,047 million

    Cash flow from operations amounted to Euro 1,047 million in 1H05, an increase of 16.7% vs. the same period in 2004.

    Investments: Euro 575 million in distribution

    Total investment in Spain and Portugal reached Euro 956 million in the first half of 2005, up 61.5% on the same period last year.


TOTAL INVESTMENT IN SPAIN AND PORTUGAL
----------------------------------------------------------------------
                                  Euro million
----------------------------------------------------------------------
                                 1H 2005        1H 2004     % Chg
----------------------------------------------------------------------
Tangibles                           891            515           73.0
----------------------------------------------------------------------
Intangibles                          32              5          540.0
----------------------------------------------------------------------
Financial                            33             72          (54.2)
----------------------------------------------------------------------
Total investments                   956            592           61.5
----------------------------------------------------------------------
CAPEX IN SPAIN AND PORTUGAL
----------------------------------------------------------------------
                                  Euro million
----------------------------------------------------------------------
                             1H 2005        1H 2004         % Chg
----------------------------------------------------------------------
Generation                          304            132          130.3
----------------------------------------------------------------------
Ordinary regime                     283            132          114.4
----------------------------------------------------------------------
Renewables/CHP (a)                   21              -              -
----------------------------------------------------------------------
Distribution                        575            343           67.6
----------------------------------------------------------------------
Others                               12             40          (70.0)
----------------------------------------------------------------------
Total                               891            515           73.0
----------------------------------------------------------------------

(a) In 1H04, these were included under Other Businesses and amounted to Euro 58 million.


    93.2% of total investment was capex used in developing or improving electricity generation and distribution facilities, in order to maintain ENDESA's leadership in the Spanish market.
    The breakdown of capex reflects the considerable effort made by the Company over the last few years to improve the quality of its service, with investment in distribution facilities accounting for 64.5% of the total.
    Although not included in the above figures, the financing of the tariff deficit is also booked as a financial investment; therefore, an additional financial investment of Euro 660 million must be included under this heading, up to 30 June 2005.

    ELECTRICITY BUSINESS IN EUROPE

    Excellent results and sound outlook for growth

    In the rest of Europe, ENDESA focused on two of its main strategic goals in the first half of 2005: consolidating its position in this market and seeking new growth opportunities.
    In 2Q05, group 6 of the Tavazzano power plant in Italy, which was converted to combined cycle, began pilot testing. It is expected to come on-stream in the fourth quarter this year.
    The Company has signed an agreement to build and operate the Livorno Terminal (Tuscany), which will enable ENDESA to acquire up to 25% of the project's owner and to make use of up to 2bcm of the terminal's regasification capacity.
    On 23 June, a Decree was published in Italy granting ENDESA Italia the right to charge Euro 169 million in stranded costs from the generation plants and setting out the fee schedule for the approved amounts, which will apply from 2005 to 2009.
    Moreover, the construction of the two combined cycle groups with a capacity of 400 MW in Scandale (Calabria) advanced according to the expected schedule. This project was 50% acquired at the end of December 2004 by ENDESA and ASM Brescia with a 50% stake each. Likewise, further progress was made on the construction of two of three farms for the company IDAS in line with the contract awarded 100% to ENDESA Italia last December. The two farms will have a total capacity of 56 MW and are expected to come on-stream in mid 2006.
    The Company recorded several other relevant achievements in the first three months of the year:

    -- In February, the Company sold 5.33% of its holding in ENDESA Italia to ASM Brescia, partner of ENDESA in ENDESA Italia, for Euro 159 million, booking a net capital gain of Euro 24 million. Following this operation, ENDESA's stake in ENDESA Italia stands at 80%.

    -- The operation implies a total value for ENDESA Italia's equity of Euro 2,989 million, 36.4% higher than the price ENDESA paid for its original stake in the Italian company in 2001.

    -- The repowering work to convert the Ostiglia plant's group 3 to a 400 MW combined cycle generator was completed.

    -- An agreement was signed with the Merloni Group to supply electricity to the Italian retail market. The supply base for the power sold will be ENDESA Italia's generation capacity. Merloni contributes with a portfolio of more than 2,000 customers and sales volumes of over 2 TWh.

    -- ENDESA Italia distributed a dividend of EUR 102 million in February.

    During the second quarter of 2005, ENDESA initiated the merger of Setne, Setcm and Snet, the three operators of the French generation company Snet, in which ENDESA has a 65% holding.
    Authorisation was obtained to commence construction of the Lehaucourt wind farm, which will have a total capacity of 9.2 MW.
    In the third quarter (8 July) Snet signed an agreement to sell its stake in power generator Sechilienne-Sidec to Ecofin Ltd. for Euro 103 million.
    The Board of Directors of this company has agreed an interim dividend of Euro 21 million to be paid July 29, out of which Euro 14 million will correspond to ENDESA Europa.
    These actions were reflected in the business plan presented by this company in the first months of 2005, which aims to develop new capacity by means of the future use of its current sites in order to achieve up to 2,000 MW in combined cycle plants and 200 MW in renewables/CHP.
    Under this plan the following features, among others, were carried out in the first three months of the year: the contract to sell electricity to EDF was renegotiated, a contract to supply coal was signed, and several agreements were reached with trade unions to ensure that labour conditions would remain stable and workforce restructuring targets could be met.
    In Morocco, the Tahaddart combined cycle plant began operating on 19 January. It has a total capacity of 400 MW. ENDESA own 32%, alongside the Moroccan company One (48%) and Siemens (20%).
    Finally, in line with its strategic objective of seeking new sources of growth in Europe, ENDESA has announced its interest in the privatisation of the Dolna Odra and Kocienice plants in Poland, which have installed capacity of 1,960 and 2,845 MW respectively.

    Net income: up 78.4%

    Net income from the electricity business in Europe totaled Euro 182 million in the first half of 2005, an increase of 78.4% from the same period in the previous year.
    The table below shows a breakdown of output and sales figures by country:


BREAKDOWN OF ENDESA'S GENERATION AND SALES IN EUROPE
----------------------------------------------------------------------
                Generation (GWh)             Sales (GWh)
----------------------------------------------------------------------
                1H 2005  1H 2004   % chg   1H 2005  1H 2004   % chg
----------------------------------------------------------------------
Italy            11,571   10,871      6.4   15,877   12,940      22.7
----------------------------------------------------------------------
France            4,418        -        -    7,066        -         -
----------------------------------------------------------------------
Poland (a)          978        -        -      978        -         -
----------------------------------------------------------------------
Total            16,967   10,871     56.1   23,921   12,940      84.9
----------------------------------------------------------------------

(a) ENDESA is present in the generation business in Poland via
    Bialystock cogeneration plant, which is controlled by Snet.


    EBIT: up 55.4%

    EBITDA and EBIT for ENDESA's European electricity business can be broken down as follows:


EBITDA AND EBIT IN EUROPE
----------------------------------------------------------------------
Euro million                 EBITDA                    EBIT
----------------------------------------------------------------------
                    1H 2005    1H      %    1H 2005 1H 2004     %
                              2004    chg                      chg
----------------------------------------------------------------------
ENDESA Italia           363     278    30,6     295     219      34,7
----------------------------------------------------------------------
Snet                     87       -     N/A      33       -       N/A
----------------------------------------------------------------------
Trading                  14       1 1,300,0      14       1   1,300,0
----------------------------------------------------------------------
Holding & others        (11)     (7)  (57.1)    (11)     (7)    (57.1)
----------------------------------------------------------------------
Total                   453     272    66.5     331     213      55.4
----------------------------------------------------------------------


    Positive performance of ENDESA Italia continues

    The following table shows the main components of the EBIT of ENDESA Italia and how they differed in the first semester of 2005 from the first semester of the previous year.


ENDESA ITALIA KEY DATA
----------------------------------------------------------------------
                                       Euro million
----------------------------------------------------------------------
                               1H 2005   1H 2004  Difference  % chg
----------------------------------------------------------------------
Revenues                          1,084       805       279      34.7
----------------------------------------------------------------------
Energy purchases                    164        96        68      70.8
----------------------------------------------------------------------
Fuel procurement cost               407       347        60      17.3
----------------------------------------------------------------------
Transmission expenses                 3        13       (10)    (76.9)
----------------------------------------------------------------------
Other purchases and services         71         -        71       N/A
----------------------------------------------------------------------
Gross margin                        439       349        90      25.8
----------------------------------------------------------------------
Capitalised expenses                  3         4        (1)    (25.0)
----------------------------------------------------------------------
Personnel expenses                   35        33         2       6.1
----------------------------------------------------------------------
Other expenses                       44        42         2       4.8
----------------------------------------------------------------------
EBITDA                              363       278        85      30.6
----------------------------------------------------------------------
Depreciations                        68        59         9      15.3
----------------------------------------------------------------------
EBIT                                295       219        76      34.7
----------------------------------------------------------------------


    Revenues reported by the Italian group grew 34.7% in the first half due largely to the 22.7% rise in energy sold.
    The company sold 15,877 GWh of electricity, compared with 12,940 GWh in the same period last year, 4,306 GWh of which were acquired from third parties at a cost of Euro 164 million.
    It generated a total of 11,571 GWh of electricity, an increase of 700 GWh or 6.4% vs. the first half of 2004. Its market share in Italy was 8.3% in June.
    Progress in ENDESA Italia's programme for repowering its thermal production plant has allowed it to increase production by using a more efficient mix that replaces fuel-gas output with power generated by CCGTs. The programme increases the Company's capability to soften the impact of the increase in fuel prices.
    ENDESA Italia fuel cost increased in the first half by 17.3% alone, i.e., Euro 60 million, but this was much less than the increase in revenues resulting from the higher electricity prices triggered by the jump in fuel prices.
    The positive impact of the repowering programme can be clearly seen when comparing the breakdown by technology for the group in the first half of 2004 with January-June of 2005: the weight of CCGT plant in the production mix has increased from 26.0% to 45.4%, while the weight of fuel-gas has declined from 35.1% to 17.6%.
    Other Operating Expenses includes, among other concepts, the estimated cost of CO2 emissions in the first half of 2005, which will probably not be covered by the emission rights to be distributed by the Italian government.
    On 23 June 2005, a Decree was published in Italy granting ENDESA Italia the right to charge Euro 169 million in stranded costs along the period 2005-2009.
    Euro 17 million of the total amount approved were booked as an increase in income in the profit and loss account for the first half of 2005 and the remaining Euro 152 million was deferred in various ways depending on the useful life of the plants in question.

    Debt reduced by Euro 408 million

    Net debt for the ENDESA's electricity business in Europe stood at Euro 1,715 million at June 30, 2005, compared to Euro 2,123 million at the beginning of the year - a decline of Euro 408 million, or 19.2%.
    On 27 April, ENDESA Italia signed a Euro 700 million syndicated loan with seven financial institutions primarily used to refinance its debt. This enabled it to extend the average life of its debt from three to five years and to obtain a better interest rate.
    Financial results for the electricity business in Europe reflected a loss of Euro 30 million in the first half of 2005, Euro 1 million less than for January-June 2004.
    It should be noted that ENDESA acquired an additional 35% holding in Snet after the first half of 2004, without this leading to any increase in financial expenses for this business.

    Cash flow: up 39.9%

    Cash flow generated from group operations in this business amounted to Euro 347 million, a rise of 39.9% compared to 2004.

    Investments: Euro 118 million

    Investment in the European electricity business was Euro 118 million in the first half of 2005, out of which Euro 97 million was capex.
    This includes Euro 60 million investment in ENDESA Italia and Euro 37 million in Snet. This was virtually all capex.
    Financial investments for the period include the purchase of minority interests in Sodelif, Snet's subsidiary, amounting to Euro 6 million.

    In the first half of 2005, the following divestments were made:

    -- The sale of a 5.33% holding in ENDESA Italia to ASM Brescia for Euro 159 million, generating a net capital gain of Euro 24 million.

    -- The sale of ENDESA's 18% stake in the Moroccan water utility Lydec for Euro 26 million, generating a net capital gain of Euro 12 million.

    ELECTRICITY BUSINESS IN LATIN AMERICA

    Leveraging economic recovery: strong growth in output and sales

    The economic trends seen in Latin America during the first three months of 2005 extended into the second quarter of the year: sustained economic growth and currency stability. This propitious backdrop enabled high demand growth for electricity, with average growth in sales of 4.9% in all areas in which ENDESA's subsidiaries operate.
    This increase in demand boosted generation ENDESA's subsidiaries, which showed average growth of 4.8% compared to the same period last year.
    Better economic conditions also led to widespread increases in prices and business margins. This fed through to a solid operating performance, with EBIT rising by 4.5% in generation and transmission, and 5.9% in distribution.

    Growth in volume sales in generation and distribution

    Generation and distribution figures for ENDESA's Latin American subsidiaries were as follows:


GENERATION AND DISTRIBUTION OF THE LATIN AMERICAN BUSINESS
------------------------------------------------------------
                      Generation (GWh)   Distribution (GWh)
------------------------------------------------------------
                     1H 2005    % chg    1H 2005    % chg
------------------------------------------------------------
Chile                   8,437       8.3     5,809       4.9
------------------------------------------------------------
Colombia                5,944      (2.4)    4,914       3.4
------------------------------------------------------------
Brazil                  2,176     (17.0)    7,217       7.5
------------------------------------------------------------
Peru                    3,192      24.3     2,240       6.8
------------------------------------------------------------
Argentina               8,667       7.5     6,921       2.9
------------------------------------------------------------
TOTAL                  28,416       4.8    27,101       4.9
------------------------------------------------------------


    Wider generation and distribution margins

    Growth in demand and tighter reserve margins caused the unit margin of the generation companies to increase by 5.9% on the same period last year, to US$ 19.7 per MWh produced, despite the increase in fuel prices and gas restrictions affecting Chile and Argentina.

    Tariff revisions

    Over the past eighteen months, ENDESA's Latin American distribution subsidiaries have successfully gone through the tariff revisions, leaving only Edelnor (Peru) to be closed during this year; thus closing this process until the next tariff revision in 2008.
    The improvement in the "pass-through" of generation costs achieved in these tariff revisions, together with operating efficiency of these companies led to higher growth in operating distribution margins. Measured by DCV (distribution cumulative value), margins expanded 17.7% in the first half of the year to US$ 27.2 per MWh distributed.
    On June 17, the Argentinean government and Edesur reached an agreement within the framework of the renegotiation of the concession contract after the economic crisis that razed the country since January 2002.
    This agreement resulted in a Memorandum of Understanding with the following main features:

    -- 28% DCV increase within the Transition Tariff Framework from November 1st 2005 that will result in a 15% average tariff increase for industrial and commercial customers.

    -- Linkage to inflation through a half-year adjustment based on the Cost Variation Index (CVI).

    -- Integral Tariff Revision (ITR), slated for November 1st, 2006 for a 5 year period.

    -- Once the tariff increase comes into force, ENDESA will suspend its CIADI's suit; and will withdraw it as soon as the Integral Tariff Revision has been implemented.

    -- Fines Edesur owes the regulator (ENRE) previous to the 6th January 2002 will be paid through 10 half-year installments. Fines after that date will be cancelled by ENRE once ENDESA withdraws its suit.

    -- Agreement to ease Edesur's fines previous to January 6, 2002 and to revoke later ones.

    Review of the Chilean electricity law

    On May 3 the Chilean Chamber of Deputies passed the "Ley Corta II", modifying the law regulating the Chilean electricity sector. This new law modifies the methodology used to set regulated prices charged by generators to distributors, and the contracting system between distributors and generators.
    Its aim is to reflect the new fuel-supply situation in Chile and the new capacity plan drawn up following problems with gas supplies from Argentina, as well as ensuring the distributors have reliable supply contracts.
    The terms of the new law create incentives to build new power generating capacity at a time when demand is rising at a sustained rate of around 6-8% annually, requiring around 400MW of new capacity per year to guarantee the continuity of supply.

    Net income growth of 200.0%

    Net income from the electricity business in Latin America totaled Euro 114 million in the first half of 2005, an increase of 200.0% from the same period last year.
    This figure accounted for 11.9% of ENDESA's total net income in the period.

    EBIT: Growth of 7.9%

    The table below sets out EBITDA and EBIT for ENDESA's Latin
American electricity business, broken down by activity:


EBITDA & EBIT IN LATIN AMERICA
----------------------------------------------------------------------
                                       Euro million
----------------------------------------------------------------------
                             EBITDA                    EBIT
----------------------------------------------------------------------
                    1H 2005 1H 2004  % Chg  1H 2005 1H 2004   % Chg
----------------------------------------------------------------------
Generation and
 transmission           469     443     5.9     347     332       4.5
----------------------------------------------------------------------
Distribution            377     350     7.7     269     254       5.9
----------------------------------------------------------------------
Others                  (15)    (30)    N/A     (18)    (32)      N/A
----------------------------------------------------------------------
Total                   831     763     8.9     598     554       7.9
----------------------------------------------------------------------


    EBITDA and EBIT by country where ENDESA operates through fully consolidated subsidiaries breaks down as follows:


BREAKDOWN OF EBITDA AND EBIT IN LATAM BY BUSINESS LINE
----------------------------------------------------------------------
Generation and transmission
----------------------------------------------------------------------
Euro million                               EBITDA           EBIT
----------------------------------------------------------------------
                                       1H   1H  % Chg  1H   1H  % Chg
                                       2005 2004       2005 2004
----------------------------------------------------------------------
Chile                                  137  127   7.9   86   87  (1.1)
----------------------------------------------------------------------
Colombia                               111  100  11.0   88   79  11.4
----------------------------------------------------------------------
Brazil - Generation                     54   42  28.6   46   35  31.4
----------------------------------------------------------------------
Brazil - Transmission                   36   40 (10.0)  28   32 (12.5)
----------------------------------------------------------------------
Peru                                    74   69   7.2   55   49  12.2
----------------------------------------------------------------------
Argentina - Generation                  50   58 (13.8)  39   43  (9.3)
----------------------------------------------------------------------
Argentina - Transmission                 7    7   0.0    5    7 (28.6)
----------------------------------------------------------------------
TOTAL                                  469  443   5.9  347  332   4.5
----------------------------------------------------------------------

----------------------------------------------------------------------
Distribution
----------------------------------------------------------------------
Euro million                               EBITDA           EBIT
----------------------------------------------------------------------
                                       1H   1H  % Chg  1H   1H  % Chg
                                       2005 2004       2005 2004
----------------------------------------------------------------------
Chile                                   81   82  (1.2)  71   73  (2.7)
----------------------------------------------------------------------
Colombia                               111  100  11.0   73   67   9.0
----------------------------------------------------------------------
Brazil                                 118   92  28.3   87   65  33.8
----------------------------------------------------------------------
Peru                                    35   33   6.1   20   19   5.3
----------------------------------------------------------------------
Argentina                               32   43 (25.6)  18   30 (40.0)
----------------------------------------------------------------------
TOTAL                                  377  350   7.7  269  254   5.9
----------------------------------------------------------------------


    Generation and transmission

    Chile

    Increase in revenues, due to the Ralco hydroelectric plant joining the grid, was partially offset by the impact of gas supply problems affecting thermal plants, which required replacing it with more expensive liquid fuels during the second quarter.
    Despite these obstacles, EBIT only decreased by 1.1% on the same period last year to Euro 86 million. On the other hand, the plentiful rainfall registered in last weeks led to a fuel price improvement in June

    Colombia

    Sales in the Colombian generation business stood at Euro 187 million, a 6.9% increase from the first half of last year offsetting the 2.4% decline in production with the positive effect from exchange rate fluctuations.
    With costs holding steady, this increase in sales was nearly passed on in full to EBITDA and EBIT, which increased by 11.0% and 11.4%, respectively.

    Brazil - Generation

    Rainfall conditions during the first half of the year led to increased production at the Cachoeira Dourada (hydroelectric) plant favoured by the increase of rainfall conditions in the Southwest-Central West region.
    On the other hand, production at the Fortaleza (CCGT) plant declined due to gas supply problems in the Ceara region where it is located.
    Overall, total output declined by 17.0%. Nevertheless, better prices, favourable effect of exchange rate fluctuations and lower fuel consumption derived from the decrease in output at the Fortaleza plant, underpinned a 28.6% rise in EBITDA and a 31.4% jump in EBIT to Euro 54 million and Euro 46 million, respectively.

    Brazil - Transmission

    The difficulties in finding available electricity in Argentina to export to Brazil due to gas supply restrictions had a negative impact on results at this interconnection, leading to an EBIT of Euro 28 million, 4 million less than on first half 2004.

    Peru

    Sales in the Peruvian generation business were virtually unchanged in the first half of the year, at Euro 136 million.
    The drop in prices caused by improved rainfall was offset by a 24.3% increase in power generated.
    Improved hydro conditions also drove a Euro 20 million decrease in fuel costs, underpinning a Euro 5 million rise in EBITDA to Euro 74 million and a Euro 6 million increase in EBIT to Euro 55 million.

    Argentina

    Sales in the Argentinean generation business increased by 7.5% from the first half of 2004 due to increases of internal demand and exports to Brazil
    Nevertheless, problems with the gas supply and the need to produce with liquid fuels resulted in a significant increase in fuel costs, thus deteriorating margins during the quarter. As a consequence. EBITDA and EBIT fell 13.8% and 9.3%, respectively.

    Distribution

    Chile

    EBITDA and EBIT in the Chilean distribution business fell by 1.2% and 2.7%, respectively, in the first half of 2005.
    This was because the growth in sales to meet higher demand was not enough to offset the squeeze on margins caused by the latest tariff revision.

    Colombia

    EBITDA and EBIT for the Colombian distribution business rose 11.0% and 9.0%, respectively, as the 13% increase in sales (to Euro 287 million) was enough to cover the higher power purchase costs and the increase in fixed costs. The fluctuation in the euro exchange rate versus the Colombian peso had a positive contribution.

    Brazil

    Sales in the Brazilian distribution business stood at Euro 577 million, a 29.7% increase from the first half of 2004. This increase was due to the improvement in the "pass-through" of generation prices and, to a lesser extent, the increase in volumes.
    The growth of sales fully covered costs, leaving EBITDA of Euro 118 million and EBIT of Euro 87 million, advances of 28.3% and 33.8%, respectively, on 1H04.

    Peru

    EBITDA from the Peruvian distribution business in 1H05 amounted to Euro 35 million, 6.1% more than in the same period last year, while EBIT rose Euro 1 million.
    Driving growth was a 12.6% increase in sales to Euro 143 million on 1H04 and a 12.2% rise in power purchases.

    Argentina

    Both EBITDA and EBIT in the Argentinean distribution business fell by Euro 11 million and Euro 12 million, respectively, vs. 1H04. This was because 2004 figures included Euro 10 million corresponding to the compensation received from Alsthom due to the Azopardo supply incident.
    Stripping out this impact. EBITDA and EBIT would have been fairly stable, declining by just Euro 1 million and Euro 2 million, respectively, ahead of the tariff hike slated at the end of the year.

    Financial strength: 37.1% improvement in financial results

    Financial results for the electricity business in Latin America reflected a loss of Euro 168 million in the first half of 2005, a fall of Euro 99 million on the same period of 2004.
    Of this figure, Euro 89 million corresponded to exchange differences (from losses of Euro 16 million in 1H04 to gains of Euro 73 million in 1H05).
    Intragroup transactions in foreign currency, normally in dollars but in accordance with paragraph 33 of IAS 21 not eliminated in consolidation, contributed Euro 80 million of exchange gains. At its 22 and 23 June meeting, the IASB decided to modify this paragraph, whereby translation reserves are taken to reserves. Until the EU endorses this change, the previous version of IAS 21 remains in force in the IFRS adopted by the European Union. Depending on whether this change is endorsed and when it takes effect, if at all, the accounting of translation differences by ENDESA to the end of 2005 could change. The impact of these differences on ENDESA's net income to 30 June 2005 was Euro 35 million.
    Net financial expenses totaled Euro 241 million, Euro 10 million or 4.0% lower than in 1H04.
    Net debt at ENDESA's Latin American business stood at Euro 5.940 million at 30 June 2005, increasing by Euro 590 million since the beginning of the year. This increase in net debt is due to the depreciation of the euro against the currencies in which the group's Latam subsidiaries hold their debt, which has prompted a total increase of Euro 651 million. Stripping out the impact of this depreciation, debt at this division would have fallen by Euro 61 million.

    Dividend payment

    ENDESA Internacional

    In June, ENDESA Internacional paid EUR 113 million in dividends in respect of its 2004 earnings.
    This interim payout marked a milestone for the business, underlining the capacity of ENDESA's Latin American holdings to create value.

    Enersis and ENDESA Chile

    The strong performance of the Latin American business allowed both the group's local flagship companies, Enersis and ENDESA Chile, to raise their shareholder remuneration by increasing dividends.
    In the year to date, ENDESA Chile has paid out in dividends 33,800 million Chilean pesos, around Euro 50 million at the current exchange rate and an 80% increase on 2004.
    Enersis, which paid no dividend in 2004, this year distributed 13,800 million Chilean pesos, around EUR 20 million at the current exchange rate.

    Enersis and ENDESA Chile share price performance

    The strong business performance was reflected by the share prices of both Enersis and ENDESA Chile, the main subsidiaries in this activity, which have risen by 30.6% and 44.5%, respectively, since the beginning of the year.

    Cash flow: growth of 19.4%

    Cash flow generated by the group's business in Latin America totaled Euro 542 million in the first half of 2005, an increase of 19.4% with respect to 1H04.

    Investments: Euro 320 million

    Investments in the Latin American electricity market were Euro 320 million in the first half of the year. Of this sum, Euro 250 million was capex - broken down as follows:


INVESTMENT IN LATIN AMERICA
----------------------------------------------------------------------
                                  Euro million
----------------------------------------------------------------------
                             1H 2005        1H 2004         % Chg
----------------------------------------------------------------------
Generation                      95            107          (11.2)
----------------------------------------------------------------------
Distribution and
 Transmission                  147            109           34.9
----------------------------------------------------------------------
Others                           8              5           60.0
----------------------------------------------------------------------
Total                          250            221           13.1
----------------------------------------------------------------------


    The decrease in generation capex was due mainly to the completion of the construction of the Ralco hydroelectric plant, which came on-stream in the second half of 2004.

    Optimization of Organizational Structure

    ENDESA is creating a holding company in Brazil, named ENDESA Brasil S.A., which will receive all the assets ENDESA owns in this county directly or through its subsidiaries. Given the complexity of the current ENDESA's shareholding structure in Brazil, the transfer will be done by ENDESA Internacional, S.A., Enersis S.A, Chilectra S.A. and ENDESA Chile S.A.
    The creation of this holding was approved in May by the boards of ENDESA, Enersis, ENDESA Chile and Chilectra, and aims to:

    --  Simplify the shareholder structure

    --  Enhance the stability of local cash flows

    --  Improve access to external financing

    -- Boost the group's positioning to access new investment opportunities

    Besides, ENDESA is assessing the possibility of restructuring its generation shareholdings in Peru. Comprised by its subsidiaries Edegel and Etevensa, with 967 and 325 MW of installed capacity respectively.
    By this strategic move, ENDESA would achieve a more balanced hydro-thermal generation portfolio in Peru, together with operating and financial synergies, as well as greater stability of local cash flows and more liquidity for potential investment opportunities.
    Terms of this corporate restructuring are currently under discussion.

    New investment projects

    Etevensa II

    The contract to supply natural gas from the Camisea field in Peru committed the company to converting both Etevensa power plants to gas and, subsequently, one of them to combined cycle generation.
    In August 2004, the facility began generating electricity, as envisaged in the contract, using open cycle gas generation. ENDESA thus became the first company to use Camisea bas to generate electricity in Peru.
    The contract also stated that in May 2006 at least one plant should start operating under combined cycle. Work on this phase of the project is proceeding on schedule.
    In addition, in the first half of 2005, Etevensa extended its commitment and signed an agreement to convert the second plant to combined cycle which would give the facility a final total of 500MW installed capacity. The investment required to complete this second combined cycle facility is estimated at USD 35 million.

    Conversion to gas of Santa Rosa plant

    On June 1 the "Westinghouse 7" unit of Edegel's Santa Rosa plant came back on stream, after being converted to natural gas.
    The start-up of the former fuel-oil plant raised the total generating capacity of the facility from 121MW to 125MW for an investment of USD 5.6 million.

    International tender to supply liquefied natural gas (LNG) to Chile

    Problems with the supply of Argentinean gas to Chile over the last two years have prompted a search for alternative sources for the Chilean electricity system.
    As a result, ENDESA Chile, Colbun, Metrogas and Enap signed a deal on April 7 to design and implement an international process that would identify, select and contract one or more suppliers to provide LNG, transport it to the port of Quintero in Chile's Quinta region and regasify, supply and distribute it to users in the centre of the country.

    San Isidro II

    In accordance of this plan, ENDESA Chile has undertaken to build a combined cycle plant capable of using LNG.
    This facility, to be called San Isidro II, will be located alongside the current San Isidro I combined cycle plant and will offer final installed capacity of 377M.
    The schedule envisages it coming on stream for open cycle operation with diesel in 2007, with capacity of 210MW, moving to combined cycle diesel capacity of 310MW in 2008 and to commercial operations fueled by LNG once this arrives in Chile, scheduled for 2009.

    Palmucho

    ENDESA Chile also began building the 32MW Palmucho hydro plant. This facility is located in the basin of the Bio river and will be powered by the natural water flow of the Ralco facility, opened in September 2004 with installed capacity of 690MW.
    The project has been authorised by the Chilean environmental commission (CONAMA).

    ACCOUNTING CRITERIA

    ENDESA has prepared its consolidated financial statements for the first half of 2005 in accordance with the valuation and classification criteria required by International Financial Reporting Standards
(IFRS) endorsed by the European Union to date.
    Figures for the first half of 2004 and to 31 December 2004 have also been drawn up under IFRS to facilitate comparisons. Therefore, they do not correspond to those presented in ENDESA's 2004 consolidated financial statements, which were prepared under Spanish GAAP.
    Under IFRS I, which regulates first-time adoption of IFRS, companies do not need to apply IAS 32 and 39 on financial instruments to figures from the 2004 financial statements presented for comparison purposes. ENDESA has taken up this option and 2004 figures therefore do not include the impact of IAS 32 and 39.
    Note, however, that all references to balance sheet items "at 1 January 2005" or "at the start of 2005" refer to the information at 31 December 2004 adjusted for first-time application of IAS 32 and 39.
    In order to facilitate to investors and analysts the effect from the IFRS adoption, on April 5, 2005 the Company presented at the Comision Nacional del Mercado de Valores, under registered file 18131, a press release containing the most significant adjustments already made and its implications during the transition from Spanish GAAP to IFRS.
    The consolidated financial statements for 2005 and 2004 included in the annual accounts for 2005 must also be prepared under the IFRS endorsed by the European Union at 31 December 2005. Accordingly, any change in the rules endorsed by the European Union or criteria for adoption made from now to the end of the year could lead to modifications in the consolidated financial statements at 30 June 2005.

    In this regard, the following headings may suffer some changes:

    Net of sales and purchases of energy

    Consolidated results from Spain and Portugal electricity business as of June 30, 2004 and 2005 are netted because ENDESA's supply subsidiary acquired energy from the pool for an amount of Euro 445 million and Euro 935 million, respectively, offset by the energy sold to the pool. The time bands were the same in both cases, and the purchase price therefore matched the selling price.
    As of today, the sector is still analyzing the rationale of above mention adjustment.
    Stripping out this effect, total sales as of June 30, 2004 and 2005 would have amounted to Euro 6,293 million and Euro 9,191 million, respectively. Sales from Spain and Portugal electricity business would have amounted to Euro 3,650 million and Euro 4,975 million, respectively.
    This sales increase has no effect on gross margin nor the net income since they are offset with a similar increase under Energy Purchases heading.

    Exchange differences from financial transactions within Company's group

    In accordance with paragraph 33 of NIC21, differences arising from exchange rate as a result of financial transactions between intergroup companies using currencies others than the functional currency of the participants or the parent company, are not netted after consolidation. Nevertheless, IASB after its meetings held last June 22 and 23, agreed to modify this paragraph in order to book this differences under the reserves heading.
    Depending on the timing of the final resolution from the European Union regarding this paragraph, exchange differences at year end may suffer changes. Positive effect from exchange differences on net results as of June 30, 2004 and 2005 amounted to Euro 4 million and Euro 35 million, respectively.

    CO2 emission rights

    On 2 December 2004, the IASB released IFRIC 3, which issues guidance on accounting for CO2 emission rights, recognising that, in the bases of its conclusions, the interpretation could be modified in future when IAS 20 and IAS 38 are revised.
    On 6 May 2005, the EFRAG issued an opinion in which it does not endorse adoption of IFRIC 3, stating that it did not believe applying IFRIC 3 would always result in economic reality being reflected and relevant financial information being provided. Finally, at the 22 and 23 June meetings, the IASB decided to withdraw IFRIC 3 and directly conduct an assessment of the accounting of emission rights, not through IFRIC, as some of these must be changed.
    As IFRIC 3 has not been adopted in EU legislation, there is a loophole in the accounting of emission rights that must be resolved in accordance with prevailing rules.
    Accordingly, pursuant to paragraph 12 of IAS 8, in the absence of a Standard or an Interpretation that specifically applies to a transaction, other event or condition, management must use its judgement in developing and applying an accounting policy that results in information that is relevant for making economic decisions and reliable for financial statements to be accurate, reflect the economic nature of transactions, be neutral and produce and comprehensive in all material aspects.
    In this respect, in the second quarter of 2005, as in the first, ENDESA continued recording emission rights based on IFRIC 3, but modifying the issues that the EFRAG has opposed.
    Therefore, the accounting is provisional and subject to change when the new accounting rule is issued.

    STATISTICAL APPENDIX

    KEY FIGURES


Electricity Generation (GWh)            1H 2005   1H 2004   % Chg
----------------------------------------------------------------------
Electricity business in Spain and
 Portugal                                  46,642    47,681      (2.2)
----------------------------------------------------------------------
Electricity business in Europe             16,967    10,871      56.1
----------------------------------------------------------------------
Electricity business in Latin America      28,416    27,127       4.8
----------------------------------------------------------------------
TOTAL                                      92,025    85,679       7.4
----------------------------------------------------------------------


Electricity Generation in Spain and     1H 2005   1H 2004   % Chg
 Portugal (GWh)
----------------------------------------------------------------------
Mainland                                   40,038    41,481      (3.5)
----------------------------------------------------------------------
Nuclear                                    11,218    13,232     (15.2)
----------------------------------------------------------------------
Coal                                       18,279    17,393       5.1
----------------------------------------------------------------------
Hydroelectric                               4,444     6,515     (31.8)
----------------------------------------------------------------------
Combined cycle - CCGT                       3,581     2,907      23.2
----------------------------------------------------------------------
Fuel oil                                    1,508       468     222.2
----------------------------------------------------------------------
Renewables/CHP                              1,008       966       4.3
----------------------------------------------------------------------
Non-mainland                                6,604     6,200       6.5
----------------------------------------------------------------------
TOTAL                                      46,642    47,681      (2.2)
----------------------------------------------------------------------


Electricity Generation in Europe (GWh)  1H 2005   1H 2004   % Chg
----------------------------------------------------------------------
Coal                                        8,296     2,893     186.8
----------------------------------------------------------------------
Hydroelectric                               1,370     1,341       2.2
----------------------------------------------------------------------
Combined cycle - CCGT                       5,256     2,823      86.2
----------------------------------------------------------------------
Fuel oil                                    2,032     3,814     (46.7)
----------------------------------------------------------------------
Wind                                           13         -         -
----------------------------------------------------------------------
TOTAL                                      16,967    10,871      56.1
----------------------------------------------------------------------


Electricity Generation in Latin America 1H 2005   1H 2004   % Chg
 (GWh)
----------------------------------------------------------------------
Chile                                       8,437     7,788       8.3
----------------------------------------------------------------------
Argentina                                   8,667     8,060       7.5
----------------------------------------------------------------------
Peru                                        3,192     2,568      24.3
----------------------------------------------------------------------
Colombia                                    5,944     6,088      (2.4)
----------------------------------------------------------------------
Brazil                                      2,176     2,623     (17.0)
----------------------------------------------------------------------
TOTAL                                      28,416    27,127       4.8
----------------------------------------------------------------------


Electricity sales (GWh)                 1H 2005   1H 2004   % Chg
----------------------------------------------------------------------
Electricity business in Spain and
 Portugal                                  49,655    47,593       4.3
----------------------------------------------------------------------
Regulated market                           32,120    33,094      (2.9)
----------------------------------------------------------------------
Deregulated market                         17,535    14,499      20.9
----------------------------------------------------------------------
Electricity business in Europe             23,921    12,940      84.9
----------------------------------------------------------------------
Electricity business in Latin America      27,101    25,827       4.9
----------------------------------------------------------------------
Chile                                       5,809     5,539       4.9
----------------------------------------------------------------------
Argentina                                   6,921     6,726       2.9
----------------------------------------------------------------------
Peru                                        2,240     2,097       6.8
----------------------------------------------------------------------
Colombia                                    4,914     4,754       3.4
----------------------------------------------------------------------
Brazil                                      7,217     6,711       7.5
----------------------------------------------------------------------
TOTAL                                     100,677    86,360      16.6
----------------------------------------------------------------------


Gas sales (GWh)                         1H 2005   1H 2004   % Chg
----------------------------------------------------------------------
Regulated market                            1,669     1,671      (0.1)
----------------------------------------------------------------------
Deregulated market                          9,145     4,984      83.5
----------------------------------------------------------------------
TOTAL                                      10,814     6,655      62.5
----------------------------------------------------------------------


Workforce                               30-06-05  31-12-04    % Chg
----------------------------------------------------------------------
Electricity business in Spain and
 Portugal                                  12,766    12,889      (1.0)
----------------------------------------------------------------------
Electricity business in Europe              2,330     2,440      (4.5)
----------------------------------------------------------------------
Electricity business in Latin America      12,256    11,735       4.4
----------------------------------------------------------------------
Other businesses                               77        93     (17.2)
----------------------------------------------------------------------
TOTAL                                      27,429    27,157      (1.0)
----------------------------------------------------------------------


    FINANCIAL DATA


Key figures                              1H 2005   1H 2004    % Chg
----------------------------------------------------------------------
EPS (euros)                                  0.90      0.74      22.1
----------------------------------------------------------------------
CFPS (euros)                                 1.80      1.56      15.2
----------------------------------------------------------------------
BVPS (euros)                                 8.89     8.12(b)     9.5
----------------------------------------------------------------------


Net financial debt (Euro million)        30-06-05  01-01-05   % Chg
----------------------------------------------------------------------
Electricity business in Spain and
 Portugal                                  10,441     9,586       8.9
----------------------------------------------------------------------
Electricity business in Europe              1,715     2,123     (19.2)
----------------------------------------------------------------------
ENDESA Italia                               1,214     1,293      (6.1)
----------------------------------------------------------------------
Others                                        501       830     (39.6)
----------------------------------------------------------------------
Electricity business in Latin America       5,940     5,350      11.0
----------------------------------------------------------------------
Enersis                                     4,727     4,081      15.8
----------------------------------------------------------------------
Others                                      1,213     1,269      (4.4)
----------------------------------------------------------------------
Other businesses                            1,670     1,639       1.9
----------------------------------------------------------------------
TOTAL                                      19,766    18,698       5.7
----------------------------------------------------------------------

----------------------------------------------------------------------
Gearing (%)                                 142.4     149.6       N/A
----------------------------------------------------------------------
Net debt/operating cash flow (times)          3.5      3.4(b)     N/A
----------------------------------------------------------------------
Interest coverage with operating cash
 flow (times)                                 5.7      5.4(b)     N/A
----------------------------------------------------------------------


"Rating" (27-07-05)                     Long term Short term Outlook
----------------------------------------------------------------------
Standard & Poor's                           A        A-1     Negative
----------------------------------------------------------------------
Moody's                                     A3       P-2      Stable
----------------------------------------------------------------------
Fitch                                       A         F1      Stable
----------------------------------------------------------------------


Main fixed income issues                          Spread over IRS (bp)
----------------------------------------------------------------------
                                                   30-06-05  31-12-04
----------------------------------------------------------------------
0.6 Y EUR  750 M 5.25% Mat. Feb 2006                     11        11
----------------------------------------------------------------------
4.0 Y EUR  700M 4.375% Mat. June 2009                    11        17
----------------------------------------------------------------------
7.0 Y GBP 750M 6.125% Mat. June 2012                     30        33
----------------------------------------------------------------------
7.7 Y EUR  700M 5.375% Mat. Feb 2013                     30        31
----------------------------------------------------------------------


Stock market data                30-06-05      31-12-04     % Chg
----------------------------------------------------------------------
Market cap (Euro million)          20,550        18,306         12.26
----------------------------------------------------------------------
Number of shares
 outstanding                1,058,752,117 1,058,752,117            --
----------------------------------------------------------------------
Nominal share value (EUR)             1.2           1.2            --
----------------------------------------------------------------------


Stock market data               1H 05         1H 04         % Chg
----------------------------------------------------------------------
Trading volumes (shares)
----------------------------------------------------------------------
Madrid stock exchange       1,456,648,699 1,226,950,297         18.72
----------------------------------------------------------------------
NYSE                           12,503,000    14,506,800        (13.81)
----------------------------------------------------------------------
Average daily trading volume
 (shares)
----------------------------------------------------------------------
Madrid stock exchange          11,560,703     9,737,700         18.72
----------------------------------------------------------------------
NYSE                              100,024       116,990        (14.50)
----------------------------------------------------------------------


Share price                    1H 2005   1H 2005
                                 high       low   30-06-05  31-12-04
----------------------------------------------------------------------
Madrid stock exchange (euros)     19.41     16.63     19.41     17.29
----------------------------------------------------------------------
NYSE (USD)                        23.40     21.63     22.92     23.27
----------------------------------------------------------------------


Dividends (euro cents/share)         Payable against 2004 results
----------------------------------------------------------------------
Interim dividend (3-01-05)                   27.20
----------------------------------------------------------------------
Final dividend (01-07-05)                    46.62
----------------------------------------------------------------------
Total DPS                                    73.82
----------------------------------------------------------------------
Pay-out (%)                                   56.7
----------------------------------------------------------------------
Dividend yield (%)                            3.80
----------------------------------------------------------------------

(b) At January 1st 2005


    NOTE: THE RESULTS PRESENTATION IS AVAILABLE FOR DOWNLOAD FROM
ENDESA'S WEBSITE (WWW.ENDESA.ES).


    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: July 27th, 2005                  By: /s/ David Raya
                                            ------------------------------------
                                            Name: David Raya
                                            Title: Manager of North America
                                            Investor Relations